SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                      TECHNOLOGY MODELING ASSOCIATES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    87872R102
                                 (CUSIP Number)




   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.





   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

   CUSIP No. 87872R102


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Van Wagoner Capital Management, Inc. - 94-3235240

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                     (b)  [x]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                     5  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY
                     7  SOLE DISPOSITIVE POWER
         EACH
                        690,300
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         690,300


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.51%*


    12   TYPE OF REPORTING PERSON

         IA


   *    Based upon an aggregate of 8,115,616 shares outstanding at October
   31, 1997.

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Van Wagoner Funds, Inc. - 39-1836333, 39-1836332, 94-3256424

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   [ ]
                                                                    (b)   [x]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

                     5  SOLE VOTING POWER
      NUMBER OF
                        552,300

                     6  SHARED VOTING POWER

        SHARES
                        -0-
     BENEFICIALLY

                     7  SOLE DISPOSITIVE POWER
       OWNED BY

                        -0-
         EACH

      REPORTING
                    8   SHARED DISPOSITIVE POWER
        PERSON
                        -0-
         WITH

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         552,300


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.81%*

    12   TYPE OF REPORTING PERSON

         IV


   *    Based upon an aggregate of 8,115,616 shares outstanding at October
   31, 1997.

             This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on February 12, 1997 (the "Schedule 13G") with regard to Technology Modeling Associates, Inc. (the "Issuer") is being filed to amend Items 2(a) and 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

   Item 2(a).     Name of Person Filing:

   The persons filing this Schedule 13G are (i) Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and (ii) Van Wagoner Funds, Inc., an investment company registered under the Investment Company Act of 1940. Van Wagoner Funds, Inc. has three portfolios, each with a separate I.R.S. identification number, Van Wagoner Emerging Growth Fund, Van Wagoner Micro-Cap Fund and Van Wagoner Post-Venture Fund. Van Wagoner Capital Management, Inc. is the investment adviser to Van Wagoner Funds, Inc.


   Item 4.   Ownership.

   Van Wagoner Capital Management, Inc.

             (a)  Amount Beneficially Owned:  690,300*
             (b)  Percent of Class:  8.51%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:  -0-
                  (ii)  shared power to vote or to direct the vote: -0-
                  (iii) sole power to dispose or to direct the disposition
                        of:  690,300
                  (iv) shared power to dispose or to direct the disposition of: -0-

   Van Wagoner Funds, Inc.

             (a)  Amount Beneficially Owned:  552,300*
             (b)  Percent of Class:  6.81%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:  552,300
                  (ii)  shared power to vote or to direct the vote: -0-
                  (iii) sole power to dispose or to direct the disposition
                        of:  -0-
                  (iv) shared power to dispose or to direct the disposition of: -0-

   __________________
   * Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 552,300 shares.

   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   February 13, 1998

   VAN WAGONER CAPITAL MANAGEMENT, INC.


   By:  /s/ Garrett R. Van Wagoner
        Garrett R. Van Wagoner, President

   VAN WAGONER FUNDS, INC.


   By:  /s/ Garrett R. Van Wagoner
        Garrett R. Van Wagoner, President